Exhibit 99.2

THIS PROXY IS SOLICITED ON BEHALF OF
THE BOARD OF DIRECTORS OF HONGLI GROUP INC.
FOR THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON June 5, 2026

The undersigned shareholder of Hongli Group Inc., a Cayman Islands exempted company (the “Company”), hereby acknowledges receipt of the Notice of Extraordinary General Meeting of shareholders (the “Meeting”) and the Proxy Statement, each dated May 15, 2026, and hereby appoints:

_________________________________________	of	_________________________________________
(insert name of proxy)		(insert address of proxy)

or, if no person is otherwise specified, the chairman of the Meeting, as proxy, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the Meeting of the Company to be held at 9:00 a.m. Eastern Time, on June 5, 2026, at No. 777, Daiyi Road, Changle County, Weifang City, Shandong Province, China, 262400, and to vote all shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and, (ii) in the discretion of any proxy, if no direction is given and upon such other business as may properly come before the Meeting, all as set forth in the Notice of the Meeting and in the Proxy Statement.

Capitalized terms not otherwise defined herein have the meaning given to them in the notice of the Meeting dated May 15, 2026.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted at the discretion of the proxy. If the chairman of the Meeting is appointed as proxy and no direction is made, this proxy will be voted FOR the following proposals:

1.      a proposal to approve, by an ordinary resolution that the Company re-designate and re-classify its authorised share capital as follows with immediate effect (Share Capital Reorganization):

a.      each currently issued and outstanding ordinary share of par value of US$0.0001 each in the capital of the Company (the Ordinary Shares) be and are re-designated and re-classified into one Class A ordinary share of par value US$0.0001 each (the Class A Ordinary Shares);

b.      10,000,000 of the remaining authorised but unissued Ordinary Shares each be and are re designated and re-classified into one Class B ordinary share of par value US$0.0001 each (the Class B Ordinary Shares);

c.      each of the remaining authorised but unissued shares be and are re-designated and re-classified into one Class A Ordinary Share of par value US$0.0001 each,

such that the Company’s authorized share capital be re-designated and re-classified from US$50,000 divided into 500,000,000 ordinary shares of par value US$0.0001 each, to US$50,000 divided into 490,000,000 Class A Ordinary Shares of par value US$0.0001 each and 10,000,000 Class B Ordinary Shares of par value US$0.0001 each;

2.      a proposal to approve, by a special resolution, that subject to and immediately following the Share Capital Reorganization being effected, the Company adopt amended and restated memorandum and articles of association, in the form attached to the notice of meeting and proxy statement delivered to shareholders and dated May 15, 2026, in substitution for, and to the exclusion of, the Company’s existing memorandum and articles of association to:

a.      reflect the Share Capital Reorganization, including the rights attaching to the Class A Ordinary Shares and Class B Ordinary Shares;

b.      facilitate the postponing and cancellation of general meetings;

c.      facilitate the provision of notices to and from stakeholders;

d.      allow directors to vote on matters they are interested in (subject to disclosing such interests to the board); and

e.      make other administrative and typographical updates;

3.      a proposal to approve, by a special resolution that, subject to the Share Capital Reorganization being effected and all further requirements prescribed by sections 14A and 14B of the Companies Act (Revised) relating to share capital reductions being complied with, the authorised share capital of the Company be reduced and reorganized from US$50,000 divided into 490,000,000 Class A Ordinary Shares of par value US$0.0001 each and 10,000,000 Class B Ordinary Shares of par value US$0.0001 each to US$5,000 divided into 490,000,000 Class A Ordinary Shares of par value US$0.00001 and 10,000,000 Class B Ordinary Shares of par value US$0.00001 each by the taking of the following steps (together the Share Capital Reduction and Reorganization):

a.      the par value of each issued and outstanding Class A ordinary share of par value US$0.0001 each and Class B ordinary shares of par value US$0.0001 each in the share capital of the Company being reduced to US$0.00001 by cancelling US$0.00009 of the paid-up capital on each of the issued and outstanding Class A ordinary shares of par value US$0.0001 each and Class B ordinary shares of par value US$0.0001 each (the Capital Reduction), with the amount deemed to be paid up on each issued and outstanding share of the Company to be US$0.00001 following the Capital Reduction;

b.      the credit arising from the Capital Reduction being transferred to a distributable reserve account of the Company which may be utilised by the Company as the board of directors of the Company may deem fit and as permitted under the Companies Act (Revised), the Company’s memorandum and articles of association, and all relevant applicable laws, including, without limitation, eliminating or setting off any accumulated losses of the Company (if any) from time to time;

c.      immediately following the Capital Reduction each authorised but unissued Class A ordinary shares of par value US$0.0001 being subdivided into 10 Class A ordinary shares of par value US$0.00001 each and each authorised but unissued Class B ordinary shares of par value US$0.0001 being subdivided into 10 Class B ordinary shares of par value US$0.00001 each (together, the Subdivision); and

d.      immediately following the Subdivision, the authorised share capital of the Company being altered by the cancellation of such number of unissued Class A ordinary shares of par value US$0.00001 and unissued Class B ordinary shares of par value US$0.00001 that will result in the Company having authorised share capital of US$5,000 divided into 490,000,000 Class A Ordinary Shares of par value US$0.00001 and 10,000,000 Class B Ordinary Shares of par value US$0.00001 each;

4.      a proposal to approve, by a special resolution, that subject to and immediately following the Share Capital Reduction being effected, the Company adopt amended and restated memorandum of association, in the form attached to the notice of meeting and proxy statement delivered to shareholders and dated May 15, 2026, in substitution for, and to the exclusion of, the Company’s existing memorandum of association, to reflect the Share Capital Reduction;

5.      a proposal to approve, by an ordinary resolution, that subject to and immediately following the Share Capital Reduction being effected, the authorised share capital of the Company be increased from US$5,000 divided into 490,000,000 Class A Ordinary Shares of par value US$ 0.00001 and 10,000,000 Class B Ordinary Shares of par value US$0.00001 each to US$50,000 divided into 4,900,000,000 Class A Ordinary Shares of par value US$0.00001 each and 100,000,000 Class B Ordinary Shares of par value US$0.00001 each, by the creation of 4,410,000,000 Class A Ordinary Shares of par value US$0.00001 each and 90,000,000 Class B Ordinary Shares of par value US$0.00001 each (the Share Capital Increase);

6.      a proposal to approve, by a special resolution, that subject to and immediately following the Share Capital Increase being effected, the Company adopt amended and restated memorandum of association, in the form attached to the notice of meeting and proxy statement delivered to shareholders and dated May 15, 2026, in substitution for, and to the exclusion of, the Company’s existing memorandum of association, to reflect the Share Capital Increase;

7.      a proposal to approve, by an ordinary resolution that, subject to the Share Capital Reorganization being effected:

a.      conditional upon the approval of the board of directors of the Company (the Board) in its sole discretion, with effect as of the date the Board may determine (the Effective Date):

i.       the authorised, issued, and outstanding Class A Ordinary Shares and Class B Ordinary Shares of the Company (collectively, the Shares) be consolidated at any one time or multiple times during a period of up to three years of the date of the Meeting, at the exact consolidation ratio and effective time as the Board may determine in its sole discretion, provided always that the accumulated consolidation ratio for all such share consolidation(s) (together, Share Consolidations, and each a Share Consolidation) shall not be less than 2:1 nor greater than 5,000:1, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association;

ii.      no fractional Shares be issued in connection with the Share Consolidation(s) and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation(s), the total number of Shares to be received by such shareholder be rounded up to the next whole Share; and

iii.     any change to the Company’s authorised share capital in connection with, and as necessary to effect, the Share Consolidation(s) be and is hereby approved, such amendment to be determined by the Board in its sole discretion; and

b.      any one director or officer of the Company be and is hereby authorised, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to the Share Consolidation(s), if and when deemed advisable by the Board in its sole discretion;

8.      a proposal to approve, by a special resolution, that subject to and immediately following any and each Share Consolidation being effected, the Company adopt amended and restated memorandum of association in substitution for, and to the exclusion of, the Company’s existing memorandum of association, to reflect changes to the Company’s authorised share capital as a consequence of each such Share Consolidation; and

9.      a proposal to approve, by an ordinary resolution, to adjourn the general meeting to a later date or dates or sine die, if necessary or desirable, in the opinion of the directors, to permit further solicitation and vote of proxies if, at the time of the meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.

This proxy card should be marked, dated, and signed by the shareholder exactly as his or her name appears on the share certificate and be returned promptly in the enclosed envelope to:

Transhare Corporation

17755 US Highway 19 N

Suite 140

Clearwater FL 33764

For online voting, please visit www.Transhare.com, click “Vote Your Proxy,” and enter your Control Number.

For email voting, please email your signed proxy card to Proxy@Transhare.com

For fax voting, please fax this proxy card to 1.727. 269.5616.

For the proxy to be valid, the duly completed and signed form of proxy must be received not less than 48 hours before the scheduled commencement of the Meeting or any adjournment of the Meeting. Any person signing in a fiduciary capacity should so indicate. If shares are held by joint tenants or as community property, both shareholders should sign.

Please date, sign, and return this proxy card by mail, by email or by fax, or cast your vote online, as soon as possible.

DETACH PROXY CARD HERE

Mark, sign, date and return this Proxy Card promptly using the enclosed envelope. Capitalized terms not otherwise defined in these resolutions have the meaning given to them in the Company’s current amended and restated articles of association.

	This Proxy Card must be received not less than 48 hours before the scheduled commencement of the Extraordinary General Meeting or any adjournment thereof.	Votes must be indicated (x) in Black or Blue ink.
		FOR	AGAINST	ABSTAIN
PROPOSAL NO. 1:

RESOLVED, AS AN ORDINARY RESOLUTION, that the Company re-designate and re-classify its authorised share capital as follows with immediate effect (Share Capital Reorganization):

(a)     each currently issued and outstanding ordinary share of par value of US$0.0001 each in the capital of the Company (the Ordinary Shares) be and are re-designated and re-classified into one Class A ordinary share of par value US$0.0001 each (the Class A Ordinary Shares);

(b)    10,000,000 of the remaining authorised but unissued Ordinary Shares each be and are re designated and re-classified into one Class B ordinary share of par value US$0.0001 each (the Class B Ordinary Shares);

		☐	☐	☐

	FOR	AGAINST	ABSTAIN

(c)     each of the remaining authorised but unissued shares be and are re-designated and re-classified into one Class A Ordinary Share of par value US$0.0001 each, such that the Company’s authorized share capital be re-designated and re-classified from US$50,000 divided into 500,000,000 ordinary shares of par value US$0.0001 each, to US$50,000 divided into 490,000,000 Class A Ordinary Shares of par value US$0.0001 each and 10,000,000 Class B Ordinary Shares of par value US$0.0001 each.

PROPOSAL NO. 2:

RESOLVED, AS A SPECIAL RESOLUTION, that subject to and immediately following the Share Capital Reorganization being effected, the Company adopt amended and restated memorandum and articles of association, in the form attached as Appendix A to the notice of meeting and proxy statement delivered to shareholders and dated May 15, 2026, in substitution for, and to the exclusion of, the Company’s existing memorandum and articles of association.

	☐	☐	☐
PROPOSAL NO. 3:

RESOLVED, AS AN SPECIAL RESOLUTION, that, subject to the Share Capital Reorganization being effected and all further requirements prescribed by sections 14A and 14B of the Companies Act (Revised) relating to share capital reductions being complied with, the authorised share capital of the Company be reduced and reorganized from US$50,000 divided into 490,000,000 Class A Ordinary Shares of par value US$0.0001 each and 10,000,000 Class B Ordinary Shares of par value US$0.0001 each to US$5,000 divided into 490,000,000 Class A Ordinary Shares of par value US$0.00001 and 10,000,000 Class B Ordinary Shares of par value US$0.00001 each by the taking of the following steps (together the Share Capital Reduction and Reorganization):

(a)     the par value of each issued and outstanding Class A ordinary share of par value US$0.0001 each and Class B ordinary shares of par value US$0.0001 each in the share capital of the Company being reduced to US$0.00001 by cancelling US$0.00009 of the paid-up capital on each of the issued and outstanding Class A ordinary shares of par value US$0.0001 each and Class B ordinary shares of par value US$0.0001 each (the Capital Reduction), with the amount deemed to be paid up on each issued and outstanding share of the Company to be US$0.00001 following the Capital Reduction;

	☐	☐	☐

	FOR	AGAINST	ABSTAIN

(b)     the credit arising from the Capital Reduction being transferred to a distributable reserve account of the Company which may be utilised by the Company as the board of directors of the Company may deem fit and as permitted under the Companies Act (Revised), the Company’s memorandum and articles of association, and all relevant applicable laws, including, without limitation, eliminating or setting off any accumulated losses of the Company (if any) from time to time;

(c)     immediately following the Capital Reduction each authorised but unissued Class A ordinary shares of par value US$0.0001 being subdivided into 10 Class A ordinary shares of par value US$0.00001 each and each authorised but unissued Class B ordinary shares of par value US$0.0001 being subdivided into 10 Class B ordinary shares of par value US$0.00001 each (together, the Subdivision); and

(d)     immediately following the Subdivision, the authorised share capital of the Company being altered by the cancellation of such number of unissued Class A ordinary shares of par value US$0.00001 and unissued Class B ordinary shares of par value US$0.00001 that will result in the Company having authorised share capital of US$5,000 divided into 490,000,000 Class A Ordinary Shares of par value US$0.00001 and 10,000,000 Class B Ordinary Shares of par value US$0.00001 each.

PROPOSAL NO. 4:

RESOLVED, AS A SPECIAL RESOLUTION, that subject to and immediately following the Share Capital Reduction and Reorganization being effected, the Company adopt amended and restated memorandum of association, in the form attached as Appendix B to the notice of meeting and proxy statement delivered to shareholders and dated May 15, 2026, in substitution for, and to the exclusion of, the Company’s existing memorandum of association, to reflect the Share Capital Reduction and Reorganization.

	☐	☐	☐
PROPOSAL NO. 5:

RESOLVED, AS AN ORDINARY RESOLUTION, that subject to and immediately following the Share Capital Reduction and Reorganization being effected, the authorised share capital of the Company be increased from US$5,000 divided into 490,000,000 Class A Ordinary Shares of par value US$ 0.00001 and 10,000,000 Class B Ordinary Shares of par value US$0.00001 each to US$50,000 divided into 4,900,000,000 Class A Ordinary Shares of par value US$0.00001 each and 100,000,000 Class B Ordinary Shares of par value US$0.00001 each, by the creation of 4,410,000,000 Class A Ordinary Shares of par value US$0.00001 each and 90,000,000 Class B Ordinary Shares of par value US$0.00001 each (the Share Capital Increase).

	FOR	AGAINST	ABSTAIN
PROPOSAL NO. 6:

RESOLVED, AS A SPECIAL RESOLUTION, that subject to and immediately following the Share Capital Increase being effected, the Company adopt amended and restated memorandum of association, in the form attached as Appendix C to the notice of meeting and proxy statement delivered to shareholders and dated May 15, 2026, in substitution for, and to the exclusion of, the Company’s existing memorandum of association, to reflect the Share Capital Increase.

PROPOSAL NO. 7:

RESOLVED, AS AN ORDINARY RESOLUTION, that, subject to the Share Capital Reorganization being effected:

(a)    conditional upon the approval of the board of directors of the Company (the Board) in its sole discretion, with effect as of the date the Board may determine (the Effective Date):

(i)      the authorised, issued, and outstanding Class A Ordinary Shares and Class B Ordinary Shares of the Company (collectively, the Shares) be consolidated at any one time or multiple times during a period of up to three years of the date of the Meeting, at the exact consolidation ratio and effective time as the Board may determine in its sole discretion, provided always that the accumulated consolidation ratio for all such share consolidation(s) (together, Share Consolidations, and each a Share Consolidation) shall not be less than 2:1 nor greater than 5,000:1, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association;

(ii)    no fractional Shares be issued in connection with the Share Consolidation(s) and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation(s), the total number of Shares to be received by such shareholder be rounded up to the next whole Share; and

(iii)   any change to the Company’s authorised share capital in connection with, and as necessary to effect, the Share Consolidation(s) be and is hereby approved, such amendment to be determined by the Board in its sole discretion; and

(b)    any one director or officer of the Company be and is hereby authorised, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to the Share Consolidation(s), if and when deemed advisable by the Board in its sole discretion.

	FOR	AGAINST	ABSTAIN
PROPOSAL NO. 8:

RESOLVED, AS A SPECIAL RESOLUTION, that subject to and immediately following any and each Share Consolidation being effected, the Company adopt amended and restated memorandum of association in substitution for, and to the exclusion of, the Company’s existing memorandum of association, to reflect changes to the Company’s authorised share capital as a consequence of each such Share Consolidation.

PROPOSAL NO. 9:

RESOLVED, AS AN ORDINARY RESOLUTION, to adjourn the general meeting to a later date or dates or sine die, if necessary or desirable, in the opinion of the directors, to permit further solicitation and vote of proxies if, at the time of the meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.

	☐	☐	☐

This Proxy Card must be signed by the person registered in the register of members and received by the Company not less than 48 hours before the scheduled commencement of the Extraordinary General Meeting or any adjournment thereof. In the case of a shareholder that is not a natural person, this Proxy Card must be executed by a duly authorized officer or attorney of such entity.

Share owner signs here	Co-owner signs here

Date: _______________